

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Feng Huang
Chief Executive Officer
Li Bang International Corp Inc.
No. 190 Xizhang Road, Gushan Town
Jiangyin City, Jiangsu Province
People's Republic of China

Re: **Li Bang International Corp Inc.**
Amendment No. 3 to Registration Statement on Form F-1
Filed July 29, 2022
File No. 333-262367

Dear Mr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Prospectus Summary
Prospectus Conventions, page 1

1. We note that you exclude Hong Kong and Macau from your definition of PRC or China. Please revise to remove these exclusions from this definition.

Dilution, page 49

2. Please revise your net tangible book value and adjusted net tangible book value amounts and related disclosures to exclude intangible assets and the <u>deferred</u> offering costs. As part of your response, please provide us with your calculations.

General

3.   Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

     You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Jason Ye